Correspondence


                          SCHLUETER & ASSOCIATES, P.C.
                       1050 Seventeenth Street, Suite 1750
                             Denver, Colorado 80202
                                 (303) 292-3883
                            Facsimile (303) 296-8880


                                November 4, 2005

VIA EDGAR

Susan Min
Tangela Richter, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

     Re:  New Frontier Energy, Inc.
          Pre-Effective Amendment No. 1 to Form SB-2 (SEC File No. 333-128603)

Dear Mrs. Richter,

     On behalf of New Frontier Energy, Inc., (the "Company"), please find Pre-effective Amendment No. 1 to the Registration Statement on Form SB-2 that was originally filed with the United States Securities and Exchange Commission ("SEC" and "Commission") on September 26, 2005 (SEC File No. 333-128603).

     The Staff's comments are set forth below along with the Company's responses to those comments.

Selling Shareholders, page 54

     1. Is any selling shareholder a registered broker-dealer or affiliate of a registered broker-dealer? If a registered broker-dealer, please identify the selling shareholder as an underwriter unless the securities you are registering on its behalf compensated the shareholder for investment banking services. If any selling shareholder is an affiliate of a registered broker-dealer, please confirm to us that the shareholder purchased the securities you are registering on its behalf in the ordinary course of business, and that at the time of the purchase of the securities to be resold, the shareholder had no agreements or understandings, directly or indirectly, with any party to distribute the securities- Otherwise, identify the selling shareholder as an underwriter. We note that you have included this information with respect to certain of the selling shareholders. We may have additional comments.

Tangela Richter
United States Securities and Exchange Commission
November 4, 2005
Page 2

     Based upon representations from the Selling Shareholders, the following Selling Shareholders have indicated that they are affiliated with a broker dealer: Jeffery J. McLaughlin, John P. O'Shea, Matthew Richard McGovern Living Trust dated 7/28/2000, Daniel Luskind, Kevin R. Wilson, Patrick Taylor, Peter Yannakakis, Peter Yannakakis (IRA), Erza Grayman, Marika Xirouhakis, Angelique M. Xirouhakis, Marc M. Deutsch and Sean C. Martin. Each of the above named Selling Shareholders has represented to the Company that the securities were purchased in the ordinary course of business and at the time of the purchase of the securities to be resold, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Westminster Securities Corp. and Vfinance Investments, Inc. are registered broker-dealers and may be deemed to be underwriters. This disclosure for each applicable selling shareholder is included in the Registration Statement under "Selling Shareholders" beginning on page 54.

     2. Please disclose the natural persons or advisors who exercise voting and/or dispositive powers with respect to the securities to be offered for resale by Wellington Investment Management.

     Wellington Investment Management is not listed as a selling shareholder in the Registration Statement. Wellington Management Company, LLP, a registered investment advisor, exercises dispositive and voting power with respect to certain selling shareholders as indicated in the Registration Statement under "Selling Shareholders" beginning on page 54.

     3. Revise to describe in the prospectus the transactions in which the selling shareholders received the wan-ants and shares of your common stock. We view the material terms of the underlying transactions in which the selling shareholders received their securities as information required to be included in the prospectus under item 507 of Regulation S-B. While we note that you have included certain of this information in the footnotes to the selling shareholder table, we do not believe that the material terms of all such transactions have been described.

     The Registration Statement has been revised in response to this comment. The disclosure relating to such comment begins on page 2 of the Registration Statement under the caption "The Offering."

     On behalf of New Frontier Energy, Inc., we hereby request that the Company's Registration Statement on Form SB-2 be declared effective at 1:00 p.m.
(EDT) on Wednesday, November 9, 2005. A copy of the Company's request for acceleration is included with this filing and has been faxed to the Staff.

     The Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filings,
(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Tangela Richter
United States Securities and Exchange Commission
November 4, 2005
Page 3

     If you have any questions or would like any additional information, please contact the undersigned directly at the address, telephone and fax number listed above.

                                                     Sincerely,

                                                     SCHLUETER & ASSOCIATES P.C.

                                                     /s/ Henry F. Schlueter
                                                     ----------------------
                                                     Henry F. Schlueter

cc:      New Frontier Energy, Inc.
         Susan Min